OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Obron Restaurant Waiter, Inc.

15642 Sand Canyon Ave.
Unit 54025
Irvine, CA 92619

https://www.obronwaiter.com

10000 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares of common stock ($107,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Obron Restaurant Waiter, Inc
Corporate Address	15642 Sand Canyon Ave. Unit 54025, Irvine CA 92619
Description of Business	Restaurant and Hospitality app
Type of Security Offered	Class B Non-voting Common Stock (the "Non-voting Common Stock")
Purchase Price of Security Offered	$1.00 per Share
Minimum Investment Amount (per investor)	$250.00

Perks

$250+ 1 Restaurant Waiter Coffee mug.

$500+ 1 Restaurant Waiter Coffee mug and 1 curvy stylus pen.

$1,000+ Dinner for two with participating restaurant or other restaurant, 1 Restaurant Waiter Coffee mug and 1 curvy stylus pen.

$5,000+ Same as above plus 1 ticket to Food Trade Show, and 1 bottle of 2006 Dom Perignon.

$10,000+ Same as above plus 1 ticket to Food Trade Show and 1 bottle of 2013 Opus One Red Blend.

$25,000+ Same as above plus, 2 bottles of 2006 Dom Perignon, 2 bottles of 2013 Opus One Red Blend.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Obron Waiter, Inc. is a corporation that was organized under the laws of the State of Delaware on June 30, 2017. Obron Waiter, Inc. offers the Obron Restaurant Waiter App, which is designed and developed with the objective and vision to the possibility of change in restaurant dining behavior. We believe that we have entered an era of digital dining, and to prepare for that era, we developed the digital service suitable for that purpose. Obron Restaurant Waiter App - AKA "Owaiter" is the "Future of Dining". Owaiter is can work in all restaurants, big or small, including fast foods, drive thru's and coffee house. Obron Restaurant Waiter App (Owaiter) makes ordering your food and drinks easy, convenient, safe and secure without the need or assistance of a waiter by letting you order and pay for your meal and drinks at any restaurant linked to the service . Owaiter decides tips, split bill, pay check with ease and email receipt in a breeze.

Sales & Customer Base

Obron Waiter, Inc. will build revenues and profits from a number of different sources:

One Time Set Up Fee - a one-time setup fee of $300.00 per location to restaurant will be charged.

Licensing/Service fee - a service fee of 3-5% per transaction per location (depending on the type of restaurant) for every item purchased using the app will be charged.

Advertising - Ad spaces for restaurants to advertise Image Ads and Video Ads of their promotions and activities will be charged. Obron Waiter, Inc. will charge restaurants for each image or video ad ran on their app portal.

Third Party Advertising - additional revenue will be generated by providing ads spaces to third parties to advertise on each restaurant's app portal. Obron Waiter, Inc. runs and maintains its own advertising portal.

Obron Waiter, Inc.'s target customer is of two types: B2B (Business to Business) and the B2C (Business to Customer).

- **B2B** - the B2B sales channel includes restaurants, whereby restaurants will sign up for the app to be used in the restaurant. We will provide restaurants with access to Obron Waiter, Inc.'s proprietary administrative software whereby the restaurants can customize and upload their menus and advertisement contents.
- **B2C** - the B2C sales channel includes all guests that dine outside of their homes, particularly the millennial and anyone that carries smart phones or tablets. It is estimated the smart phone users will reach 220 million in the US and 1.5 billion globally by 2018. *Source: IDC.* Of those, about 55 percent are expected to dine out in restaurants each day.

Competition

Presently, we have not identified any direct competition. The closest competitor is GrubHub, which brands its business model on online order and takeouts, rather than in-dining orders.

In order to stay ahead of any potential competition, Obron Waiter, Inc. plans on implementing the following strategies to achieve its goals of becoming the leading branded waiter and mobile dining services:

- Create a compelling value proposition for both restaurants and diners.
- Build strong brand recognition and leverage the brand equities affiliated with the Obron Restaurant Waiter App.
- Develop key industry relationships with the restaurants, sports complexes, theaters, the restaurant industry as a whole, and the content syndication partners.
- Provide a compelling presentation of content, products and advertising to encourage repeat visits and usage of the Obron Restaurant Waiter App in restaurants.
- Leverage our technology investments to create a measurable marketing and e-commerce platform that enables measurability, personalization and integration with restaurants and diners.
- Provide a high level of personalized service.
- Build diner experience feedback to restaurants.

Obron Waiter, Inc. will become the dominant digital dining service and will maintain its position due to the following competitive advantages and barriers to entry:

- **Relationships** - the team will maintain continuous dealings with the restaurant owners and operators, and will have powerful presence in the restaurant industry.
- **Management, speed, flexibility** - Obron Waiter, Inc. will build the highest quality management team, having experience in technology, restaurant and entertainment industries.
- **First/early mover advantage** - Obron Waiter, Inc. has established web sites to achieve a high degree of brand awareness through a combination of integrated advertising, content/product offerings, public relations, and strategic relationships. The website and relationships created before any competitors exist in this space will provide significant first mover advantage
- **Brand Promotion** – Obron Waiter, Inc. will regularly promote the Obron Waiter Restaurant App in restaurants during sport hours and high traffic hours and will hand out memorabilia to restaurant customers to bring awareness and encourage the use of the app. Obron Waiter, Inc. will have display and banner ads at locations highly visible to diners in restaurants.
- **Maximize operating efficiencies** – Obron Waiter, Inc. will invest in technology and leverage that investment to realize cost savings and efficiencies in marketing, infrastructure, and management resources.

- **High switching costs** - Consumers will be able to customize their experience once users become comfortable using the Obron Restaurant Waiter App, We expect that they will continue using our service.

The team

Officers and directors

Judy O. Buttler	Director
Robert Fiumara	Director
Herbert Hanson	Founder and CEO

Judy O. Buttler
Judy holds an MBA and is an entrepreneur in heart with the ability to understand and undertake risks to operate in challenging environments. She is the owner and CEO of Robert & Sellers, Inc (1997 to Present), - a successful Engineering and Executive Recruitment Firm located at 3730 S. Susan Street, Suite 120, Santa Ana, CA 92704 in Orange County with over 25 years of business development and recruitment experience, including negotiating and offering new careers to both Engineers and Executives. She was a co-owner of a successful high-tech production company that created and designed interactive games. She was the Marketing Associate for Ernst & Young before owning the Game Design Company. Prior to Ernst & Young, she worked at the Walt Disney Company. She is an assertive individual with natural revenue generating results and outstanding negotiation, communication, and interpersonal skills.

Robert Fiumara
Robert Fiumara, a southern California native that was fascinated with technology, studied Information Systems at California State University, Long Beach. Robert is the founder and CEO of Fiumara Apparel (2010 to present), located at 2279 Eagle Glen Pkwy, Suite 112-133, Corona, CA 92883. Robert worked for emerging tech companies of the time, such as Packard Bell-NEC and Gateway. Upon graduating, Robert worked for Lexmark, a fortune 500 company as a Territory Sales Manager. This was just the beginning to his extensive and diversified experience in the tech world. Robert worked on the frontline for emerging e-commerce markets. His time at Razer, Inc. was during its start-up days where he was fortunate to contribute to its successful growth, e.g. procuring accounts including Amazon and Apple, leading the launch an on-line training site for retail sales associates. Further expanding his skill-set, Robert joined the efforts at Belkin, Inc. to manage large accounts and again, on the forefront of e-commerce, e.g. working with Amazon and Newegg. After his exciting contribution to successful start-ups and large long-established organizations, he made the decision to pursue his dream of becoming an entrepreneur. With the support and encouragement from his wife and family, Robert launched Fiumara Apparel in 2010, an international brand and online retailer of Culinary and Medical Uniforms and Workwear. Robert's time is often capitalized achieving Fiumara Apparel's growth while remaining drawn to emerging tech markets. With an appreciation for all things technological, he

beholds its future and his connection with it. In leisure, he is a known classic car enthusiast, thrill-seeking dirt bike rider, an avid globetrotter, and discerning foodie.

Herbert Hanson
Herbert is the Founder and CEO of Obron Restaurant Waiter, Inc. (06/2017 to present). He is also the Founder and CEO of Maxiomedia, LLC (09/2012 to present). Both of same address as indicated below. Herbert is an electronic hardware and software executive who has built world-class hardware and software products, teams and innovative technologies on multiple platforms. In his management career, he has led engineering and cross-functional teams both in the US and Europe. Herbert has more than 22 years experience in the industry and holds a Master of Science in Engineering, Bachelor of Science in Engineering - California State University Long Beach, and two other degrees in physics and mathematics. His career span across such companies as Racal Instruments as Application Engineer, Cal-Tron Systems as Sr. Design Engineer/Program Manager, Thales Avionics as Sr. Test Engineer/Program Manager, Parker Aerospace (Division of Parker Hannifin) as Senior Design Engineer, Honeywell International as Principal Engineer, and Raytheon Company as Engineering Manager. His hardware and software applications are used on military and Aerospace applications, and on the International Space Station, commercial airlines and private aircrafts, In-Flight Entertainment Systems (Live TV and Video - "Enjoy the In-Flight Movies") on several commercial airlines such United Airlines, JetBlue, Alitalia, Qantas Airlines, and British Airways, Test development and instrumentation platforms with GUI (Graphic User Interface). Herbert is an avid inventor who has designed, developed and lunched several mobile apps including the current Obron Restaurant Waiter app. Herbert is also Co-Founder and COO of HostOpenHouse.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company's intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. The Company has filed 1 trademark application, which was granted and issued on July 22, 2017. In addition, the Company plans to file a patent on some of its software and to file a trademark application for its logo, though under the first-to-use trademark system of the United States, the Company's trademarks already have certain common law protections. The Company also owns other unregistered intellectual property, Internet domain names, and trade secrets. The Company intends to register additional intellectual property as new technologies to the restaurant industry are discovered or identified as being valuable to the Company. Because the Company's product is a software application related to the restaurant industry, there exist more than one body of prior art disclosing devices and methods similar to the Company's software application. Although the Company has yet to find a patent upon which it believes the Company's software infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for software that is similar to the Company's software application will sue for infringement even if the Company's software application does not infringe. It is also possible that the Company is mistaken in its belief of non-infringement. Because of the inherent uncertainties in intellectual property law and the associated costs of litigation, the Company may choose to settle any lawsuits instead of litigating them, or the Company may choose to litigate them. A settlement would likely have a negative impact on the value of the Company as would a defeat in litigation. Regardless of the outcome, the time the Company may spend addressing patent issues could take away from the time it can spend executing its business strategy. As a result, even if the Company wins an infringement challenge, the Company and Investor's investment may be significantly and adversely affected by the process.

- **There are several potential competitors who could take a significant portion of the market in which the Company operates.** Although the Company is not aware of any direct competitors, the Company will compete with larger, established applications that currently have products on the markets and/or various product development programs. The Company's potential competitors have much better financial means and marketing, sales and human resources than the Company. They may succeed in developing and marketing competing equivalent products earlier than the Company, or superior products than those developed by the Company. There can be no assurance that competitors will not render the Company's technology or products obsolete or that the restaurant apps developed by the Company will be preferred to any newly developed technologies. It should further be assumed that that competition will intensify.
- **The Company is newly incorporated and may not generate sufficient cash flow to continue operations.** The Company has no history, no active clients, no revenues. If Investor is investing in the Company, then it is because Investor thinks that the Obron Restaurant Waiter App is a good idea, that the Company will be able to successfully market the Obron Restaurant Waiter App to consumer and market and sell the Obron Restaurant Waiter App to restaurants and other dining businesses and hospitality companies, that the Company can price the revenue-generating offerings of the Company in a manner that will attract hundreds to thousands of restaurant and other dining businesses and hospitality companies to sign up for the Obron Restaurant Waiter App so that the Company will succeed. Further, the Company has never turned a profit, and there is no assurance that the Company will ever be profitable. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance is given or can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **The Company may need to raise additional funds to improve the Obron Restaurant Waiter App experience as technology evolves.** The Company

estimates that it will require at least $1 million for sales, marketing, logistics, equipment and customer support purposes. Those expenses will be necessary to acquire restaurants and other dining business and hospitality companies as customers. After customers have been acquired the ongoing cost to maintain the relationship will decrease, other than the cost of the payment gateway. All credit card fees incurred by the Company in connection with purchases by customers on the Obron Restaurant Waiter App will be reimbursed to the Company by the restaurant or other dining business or hospitality companies. The Company believes that it will be able to finance a substantial portion of the sales, marketing, logistics, equipment and customer support costs through onboarding of restaurants and other dining businesses and hospitality companies and usage of the Obron Restaurant Waiter App for orders. If we are unable to do so, then we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You cannot easily resell the securities.** There is not now and likely will not be a public market for the Non-Voting Common Stock. Because the Non-Voting Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Non-Voting Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Non-Voting Common Stock may also adversely affect the availability or price that you might be able to obtain for the Non-Voting Common Stock in a private sale. The Company has exerted control over every transfer or sale of the Non-Voting Common Stock. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Non-Voting Common Stock for its own account, for investment purposes and not with a view to resale or distribution thereof.
- **Any valuation at this stage is pure speculative.** Neither the Company nor any of its stockholders, directors, officers, or agents is representing that the Company is worth a specific amount. As the investor, Investor must determine the amount it is willing to pay for shares of Non-Voting Common Stock. If Investors believes the price for shares of Non-Voting Common Stock is too high, then Investor should not purchase the shares.
- **Our business projections are estimates and are not guarantees.** There can be no assurance that the Company will meet its projections. There can be no assurance that the Company, and Investor will only make money, if (i) there is sufficient demand for use of the Obron Restaurant Waiter App, (ii) consumers, restaurants and other dining and hospitality companies think the Obron Restaurant Waiter App is a better option for in-location ordering than the offerings of the competition and (iii) the Company has priced the services and advertisement within the Obron Restaurant Waiter App at a level that allows the Company to make a profit and still attract business.
- **The industry has not developed.** The Company operates in a new and unproven industry. Although several companies offer applications to order food and drinks

for take out, the Company believes no other company offers an application to order food and drinks when dining in a restaurant or other dining business or hospitality company. As a result, adoption by customers at dining establishments is uncertain. Regardless of any current perceptions and enthusiasm of the market, it is entirely possible that the Obron Restaurant Waiter App will not gain significant acceptance with any group of customers. The fewer customers that use the Obron Restaurant Waiter App to order food and drinks from the app, the slower the Company will grow. Similarly, the Company may have difficulty growing the number of dining establishments that offer the Obron Restaurant Waiter App to customers. The success of the Company's business depends significantly on its ability to grow the number of dining establishments that offer the Obron Restaurant Waiter App to customers. The Company cannot guarantee how many restaurants will agree to offer the Obron Restaurant Waiter App to their customers. Our growth, value and success is directly dependent on the number of restaurants that offer the Obron Restaurant Waiter App to their customers.

- **An economic downturn in our key markets may adversely affect consumer discretionary spending and demand for eating at dining establishments.** Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.
- **Investors will have no voting rights with respect to decisions of the Company.** The Company is offering Non-Voting Common Stock, which does not entitle Investor to any voting rights, and, therefore, Investors will have no ability to impact or otherwise influence our corporate decisions. Specifically, and without limitation, the majority holders of the Common Stock may determine to sell the Company and, depending on the nature of the transaction, Investors will (subject to certain dissenter’s rights) be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.
- **There is no assurance the maximum amount of this offering will be sold.** The Offering will be undertaken through the services of a registered third party that will act as the Company’s online portal and there can be no assurance that all of the shares offered hereby will be sold. Failure to sell all of the shares offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the shares pursuant to the offering have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and

fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.

- **Loss of one or more key personnel can harm the Company's business.** To be successful, the Company requires capable people to run our day-to-day operations. As the Company grows, the Company will need to attract and hire additional employees in sales, marketing, operations, finance, legal, human resources and other areas. The Company may not be able to hire qualified individuals for those positions when the Company needs them. The Company may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individuals. In addition, the disability or death of our founder or key personnel would cause the Company's business to suffer significant setbacks.
- **The Company may not adequately handle significant growth.** If the Company experiences significant growth, then it will experience demands on its management and its operational and financial infrastructure that will require the Company to commit substantial financial, operational and technical resources to management. Continued growth could also strain our ability to maintain reliable operation of the Obron Restaurant Waiter App for the Company's customers, including dining establishments and their customers, develop and improve our operational, financial and management controls, enhance the Company's reporting systems and procedures and recruit, train and retain highly skilled personnel. If the Company's operations grow, the Company will need to improve and upgrade its systems and infrastructure, which will require expenditures and allocation of valuable management resources. If the Company fails to allocate limited resources effectively in its organization as it grows, the Company's operating results and financial condition will suffer.
- **The Company relies on suppliers that may not perform adequately.** The Company has entered into an agreement with a company that will provide the technology necessary to access any POS (Point-of-Sale) wirelessly, and another agreement with a company that provides the hardware for a beacon used to help identify the location of users of the Obron Restaurant Waiter App. The Company will be be affected if any of these companies fails to supply the necessary interface but the Company has access to other companies that can provide similar interfaces.
- **Plans to expand the Company's operations internationally could affect our financial condition.** Expanding the Company's presence internationally is an important aspect of the Company's plans for growth. With those efforts come potential costs and risks that could affect the Company's business success. The Company does not have experience operating abroad and working with different languages, cultures, government regulations and legal systems. The Company may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to the Company's business, protecting the Company's intellectual property rights beyond the reach of U.S. protections, and navigating foreign tax laws that could be financially detrimental. The Company may not be able to

meet its goals for international expansion.

- **Changes in currency exchange rates could have an adverse impact on the Company's business.** The Company's business results are expressed in U.S. dollars, including revenues and expenditures originating in other countries where local currency is used. The currency exchange rate – the status of the U.S. dollar as compared to the rest of the world's currency – could dictate whether the Company's revenues meet expectations after it grows internationally. A strong U.S. dollar, for example, could result in decreased revenues after conversion of foreign money. Similarly, the Company will need to pay personnel and suppliers based abroad in U.S. dollars. When the dollar is strong, that expenditure is higher. As exchange rates vary, the Company's sales and other operating results may differ materially from what was projected. The Company's revenue from international sources is immaterial at this time.
- **The Company could be subject to hackers and other cyber-criminals despite the Company's security measures, putting the Company's operations and its customers' private information at risk and exposing the Company to possible litigation and loss of reputation.** The security measures the Company takes to protect confidential information it collects from its customers – especially credit card information – may not be able to prevent all cybercrime attacks. If the Company's systems, or the systems hosting the Company's systems, are invaded by hackers, viruses, malware or other attackers, confidential information could be misappropriated and the Company's operations could be interrupted and violated. The Company's computer systems and data could be compromised without the Company being aware of it. The result could be expenditure of significant amounts of money to add protection against security breaches or to repair the damage done. The Company also could harm relationships it has with payment networks, which might ban the Company from processing customer transactions. In addition, if third-party services the Company uses to conduct its business, like email, were interrupted or if they threatened confidential data, the Company could face expensive litigation. The result of serious security breaches could be the loss of business and loss of the Company's reputation, which could affect the Company's financial condition. The Company also could be found in violation of state, federal and international law, exposing the Company to fines, lawsuits, criminal penalties and other costs. The technologies the Company depends on to secure the transmission of confidential information are licensed from third parties and could malfunction or could be breached. In addition, the vendors providing the Company's co-location and cloud services may not have the capability to sufficiently prevent security breaches and other issues that could affect the integrity of information that is stored in and passed through their systems.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Herbert Hanson, 100.0% ownership, Class A Common Stock

Classes of securities

- Class A (Voting) Common Stock: 4,080,000

  General

  The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

  Except as otherwise provided within the Certificate of Incorporation, all shares of Class A Common Stock and Class B Common Stock will be identical and will entitle holders thereof to the same rights and privileges.

  Voting Rights

  The holders of shares of Class A Common Stock, par value $0.0001 per share ("Common Stock"), of Obron Restaurant Waiter, Inc. (the "Company") are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the "Board"). The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that stockholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of shares of Common Stock are entitled to share ratably in all of our assets remaining after payment of all the Company's debts and other liabilities.

- Class B (Non-Voting) Common Stock: 0

  General

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Except as otherwise provided within the Certificate of Incorporation, all shares of Class A Common Stock and Class B Common Stock will be identical and will entitle holders thereof to the same rights and privileges.

Voting Rights

The holders of shares of Class B Common Stock, par value $0.0001 per share ("Common Stock"), of Obron Restaurant Waiter, Inc. (the "Company") are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the "Board"). The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that stockholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of shares of Common Stock are entitled to share ratably in all of our assets remaining after payment of all the Company’s debts and other liabilities.

- Preferred Stock: 0

General

Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution providing for such issue adopted by the Board of Directors. The Board of Directors is further authorized to fix by resolution the designations, powers, preferences, and rights, and the qualifications, limitations, and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase, but not above the total number of authorized shares of the class, or decrease, but not below the number of shares of any such series then outstanding, the number of shares of such series then outstanding, subject to the powers, preferences, and rights, and the qualifications, limitation, and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. No shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.

What it means to be a Minority Holder

The class and voting structure of the Company's capital stock has the effect of concentrating voting control with the founder. As a result, the founder has the ability to make all major decisions regarding the Company. As a holder of Non-Voting Common Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founder will still control the Company.

As a minority holder of Non-Voting Common Stock, you will not have the ability to influence our policies or any other corporate matter, including the election of directors, amendments to the Company's organizational documents, issuances of securities, stock redemptions and repurchases, a merger, consolidation or other sale of the Company or of assets of the Company, or any transactions with related parties.

However, under Delaware law, the holder of a majority of the capital stock of the Company, the members of the Board and the officers of the Company owe fiduciary duties to all of the stockholders of the Company.

Dilution

Investors should understand that they may be diluted. Each Investor's ownership of the Company could be diluted due to the Company's issuance of additional shares of capital stock of the Company. In other words, when the Company issues more shares of capital stock of the Company, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. Increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising equity awards, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, Investor could experience value dilution, with each share being worth less than before the issuance, and control dilution, with the total percentage of the Company that Investor owns being less than before the issuance. There may also be earnings dilution, with a reduction in the amount Investor will earn per share.

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-06-30.

Financial Condition

Results of Operation

The Company has not yet generated any revenues and do not anticipate doing so until we have released our full version of the Restaurant Waiter app on the Apple App and Google Play Stores, and have restaurant sign on and restaurant customer use the App to order food and drinks. The Company does not anticipate occurring until September 30, 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The Company is investing for continued growth of the brand, primarily in the development of the app with more added futures. The Company anticipates generating over $5 million in gross income per year per 100 restaurants that signs up to use the app. The Company anticipates that this income will come from four sources: 1) on a per dining ticket transaction charge per location, 2) from advertisement fees per location, 3) from a one-time setup fees per location, and 4) Restaurant experience survey fees per location. The Company's growth will be based on how many restaurants signs up. To date and with pre-release of the app, about a dozen restaurants has signed up and many restaurants have shown significant interest in the app, including a major hospitality and casino operator.

The Company anticipate raising more funds in the near future, to be use in growing the Company further. The Company will actively participate in trade shows specific to the industry. We believe this active participation will bring about more restaurant sign ups. The Company has begun its presence in social media - Instagram, Facebook, LinkedIn and Pinterest, and plan to begin advertising campaign on these social media with the funding of this offering to its allowable maximum amount of $1.07M

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The proceed from this offering will allow the Company to complete and lunch the app. If the Company is successful in raising the maximum allowable amount, then a good portion of that proceed will go into marketing, advertising and signing up restaurants. In the event that the Company is unable to raise the maximum allowable amount, it will then seek other means in which to raise capital. Such means can include bank loan, line of credit, equity contribution by shareholders, equity shares to qualified skill and talent individual(s) as well as private investors.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$4,080,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$9,400	$10,000
Marketing		$50,290
Working Capital		$40,290
Total Use of Net Proceeds	$10,000	$107,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows: 1) $50,290 for marketing, to be used to hire expert marketing firm in the restaurant and hospitality industry to facilitate and sign about 1000 restaurants within a 1 year period. 2) $40,290 for working capital, to be used for administrative purposes and logistics of setting up restaurants and getting the app up and running in the restaurants. These includes third party monthly costs required to keep the app running, and equipment cost required for seamless operation of the app. The equipment cost is small as we are able to negotiate for bulk rate in the thousands for a small small amount. 3) $10,000 R&D and Production.

In the event that we over-subscribe in the offering beyond the $107,000, we will seek to amend the campaign amount with the SEC to $1.07M, and will allocate a good portion of the proceeds to be used as describe above. We will seek to bring on board an industry expect to oversee the marketing and signing up of restaurants. We anticipate this proceed will only last for 12 months. We will further allocate about $25,000 for

R&D of more features for the app.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the Investors tab/link, labeled annual reports. The annual reports will be available within 30 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Obron Restaurant Waiter, Inc.

[See attached]

OBRON RESTAURANT WAITER, INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
JUNE 30, 2017

OBRON RESTAURANT WAITER, INC.
Index to Financial Statement
(unaudited)

OBRON RESTAURANT WAITER, INC.
BALANCE SHEET
AS OF JUNE 30, 2017
(unaudited)

	June 30 , 2017
Assets	
Current Assets	
Cash and equivalents	$0.00
Total Current Assets	$0.00
Total Assets	$0.00
Liabilities and Stockholders' Equity	
Current Liabilities	
Accounts payable	
Total Current Liabilities	$0.00
Commitments and Contingencies	
Stockholders' Equity	
Common stock	
Total Stockholder's Equity	
Total Liability and Stockholders' Equity	$0.00

OBRON RESTAURANT WAITER, INC.
STATEMENT OF OPERATIONS
AS OF JUNE 30, 2017
(unaudited)

	June 30 , 2017
Revenues	$0.00
Expenses	$0.00
Net income	$0.00

OBRON RESTAURANT WAITER, INC.
STATEMENT OF STOCKHOLDERS EQUITY
AS OF JUNE 30, 2017
(unaudited)

	Common stock		Paid-in	Retained	Stockholders
	Shares	Amount	Capital	Earnings	Equity
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	-	-	-
Net income	-	-	-	-	-
June 30, 2017	-	$ -	$ -	$ -	$ -

OBRON RESTAURANT WAITER, INC.
STATEMENT OF CASH FLOWS
AS OF JUNE 30, 2017
(unaudited)

	June 30 , 2017
Net income	$0.00
Cash from operating activities	$0.00
Cash at beginning of period	$0.00
Cash at end of period	$0.00

NOTE 1 – NATURE OF OPERATIONS

OBRON RESTAURANT WAITER, INC. was formed on June 30th, 2017 ("Inception") in the State of Delaware. The balance sheet of OBRON RESTAURANT WAITER, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarter is located in IRVINE, CALIFORNIA.

OBRON RESTAURANT WAITER, INC. Obron Restaurant Waiter App is The One-Waiter-App that fit all restaurants' dining experiences regardless of menu.

Obron Restaurant Waiter does everything a waiter does from the touch of your personal mobile device. We are the first to develop this concept by transferring labor costs into customer's mobile device, thus potentially reducing food prices, (a benefit for customers and restaurants) and at the same time putting the personal touch back into the hands of the mobile device owner. Obron Restaurant Waiter lets you to order food and drink at restaurants through your mobile devices without the help or need of waiter. It allows you to place your food and drinks orders anytime straight from a displayed restaurant menu on your mobile device (cell phone, iPad or tablet) and send it directly to the restaurant's kitchen or bar to be prepared. It is designed for all lifestyle dinning: Dine-In, Take Outs, Fast food, Drive Thru's, and coffee houses, and it saves you time in the restaurant by eliminating wait times for your order to be taken.

The application will have the following features:
Obron Restaurant Waiter App is the Future of Dining. Obron Restaurant Waiter allows ordering food and drinks from your smartphone, iPad or tablet anywhere within any restaurant with ease and convenience without the need of a waiter. Obron Waiter uses technology not yet employed in the restaurant industry. We are the first and leader! It will work at any restaurant, and knows where you sit so that your food and drinks are delivered without confusion. Obron Waiter lets you decide tip amount and the choice to split the bill. Pay your bill with ease. Obron Waiter bring the personal touch of dining to the mobile device.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: Potential Competitors, inability or slow customers sign ups, ineffective or unenforceable Intellectual property, insufficient cash flow, new and untested industry, hacking and other cybercrimes, and failure of partners to meet expected timelines and requirements. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from these transaction:

1) A one-time $500 setup fee charged to restaurant per location.
2) A service fee of 3% - 5% per transaction per location on the total food/drinks order bill.
3) Advertising revenues from Restaurants' ads and Third-party ads comprising of Image and Video ads per location. The company runs and maintains its own Advertising portal. Restaurants can run ads for events, shows and/or specials.
4) Dining experience restaurant survey fee per location, when

(a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 12,000,000 shares consisting of (i) 8,000,000 shares of Class A Common Stock, $ 0.0001 par value per share (" Class A Common Stock"); (ii) 2,000,000 shares of Class B Nonvoting Common Stock, $ 0.0001 par value per share ("Class B Common. Stock"); and (iii) 2,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). Shortly after incorporation, our Founder received 4,080,000 shares of Class A common stock.

Note 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30th, 2017 through August 9th, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Obron Restaurant Waiter is pending **StartEngine Approval.**



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0
Investors

$0.00
Raised of $10K - $107K goal

Obron Restaurant Waiter

One App That Works for All Restaurants

Small OPO · Irvine, CA · Software & Services
Accepting International Investment




Citrus City Grille Restaurant
Drinks

Improving the Restaurant Experience for All

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Invest in Obron Restaurant Waiter

Restaurant Waiter is a mobile device app that lets you order and pay for your meal and drinks at any restaurant linked to the service. No more long waits to put in your order, no need to find your server for your check and no need to upload countless apps from individual restaurants. One app does it all for the front of the house and the back.

Restaurant Waiter serves small to mid-size restaurants and cafes, as well as hotels and casinos around the world. The app safeguards service industry businesses against unexpected staff absences and rushes, cuts back on labor costs, and best of all, it works with a restaurant's existing POS (Point of Sale) system, so there's no need to reconfigure what already works!

Aerospace engineer and software developer Herbert Hanson, created and built **Restaurant Waiter** as an answer to the many times he found himself at a restaurant waiting to put in an order or pay his bill. And although food order apps already existed for delivery services or single dining establishments and food chains, Herbert saw an opportunity to design one app to work for ALL restaurants without additional hardware and services.

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We believe **Restaurant Waiter** is the only mobile dining app designed to



be universal, expandable, cost-effective and easy to use. Restaurants across the United States as well as in Paris, Abu Dhabi, Brazil and India have signed up for the Restaurant Waiter.

Users will no longer need to download 10 apps for 10 restaurants. Restaurant Waiter, the "Future of Dining" does it all and provides a comprehensive set of value-added to consumer services that is specifically catered to restaurant patrons. With rising minimum wage, the app provides substantial savings on labor costs for restaurants. It transfers labor costs into customer's mobile device, thus potentially reducing food prices, a benefit for customers and restaurants.

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The Opportunity

Investment

Offering Minimum: $10,000
Offering Maximum: $107,000
Minimum Investment: $250.00
Price per share: $1.00 per share
Pre-money valuation: $4,080,000

Perks

$250+ 1 Restaurant Waiter Coffee mug.
$500+ 1 Restaurant Waiter Coffee mug and 1 curvy stylus pen.
$1,000+ Dinner for two with participating restaurant or other restaurant, 1 Restaurant Waiter Coffee mug and 1 curvy stylus pen.
$5,000+ Same as above plus 1 ticket to Food Trade Show, and 1 bottle of 2006 Dom Perignon.
$10,000+ Same as above plus 1 ticket to Food Trade Show and 1 bottle of 2013 Opus One Red Blend.
$25,000+ Same as above plus, 2 bottles of 2006 Dom Perignon, 2 bottles of 2013 Opus One Red Blend.

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"A small solution with great impact."

A Restaurant Industry Game Changer or Giant Step Forward in FoodTech Evolution



No Shared Table Device Required


GRUBHUB

Not Just for Delivery



Not Limited to One Establishment



Doesn't Overhaul POS System

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No Waiting Required



No More 10 Apps for 10 Restaurants

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People love and prefer the personal touch on their mobile devices; if they can use them for anything, they will. Restaurants and food delivery services have been trying to utilize this love of all things mobile for some time, but their business models have been limited and at times faulty. Starbucks has been highly successful with their ordering app, but it can only be used at Starbucks. Grubhub does well in the "order-out", but not if you want to have a sit down meal in a restaurant.

Ziosk, our number one competitor provide table-top ordering, but with a public tablet that takes up table space and passes through hundreds of different hands in one day. You may have seen them at places like Chili's, TGI Friday's and Applebees, but have you ever really wanted to touch one? They get used more as tabletop televisions to distract kids than as functioning server assistants. Ziosk absorbs the cost of these tablet devices among others, to the financial detriment. To set up the service is costly.

One of the many benefits to Restaurant Waiter when it comes to sharing credit card information; guests feel much more secure putting it into their phones than on a screen sitting on a table for all to use.

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Restaurant Goers Want a Better System


51%
OF CUSTOMERS
COMPLAIN ABOUT
LONG WAIT TIMES
48%
OF CUSTOMERS
COMPLAIN ABOUT
INACCURATE CALCULATIONS
ON CHECKS BY SERVERS
TOP
RESTAURANT
COMPLAINTS
27%
OF CUSTOMERS
COMPLAIN THEIR WATERS
ARE NOT
REFILLED
UNTIL ASKED
62%
OF CUSTOMERS
COMPLAIN ABOUT
INCORRECT ORDERS
*Consumer Reports survey, 2014

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Why do we need an app that stands in for traditional wait service? Customers want a better experience, and restaurants are being pinched to
With **Restaurant Waiter,** service industry business owners can get the help they need to cut back on complaints while giving diners control
dining experience and ordering history.

A Straightforward Experience for Diners


HAPPY
HOUR
MONDAY-FRIDAY

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Restaurant Waiter simply requires users to download the free app to their mobile device to find a restaurant using the service. Once seated, you can build your order using the restaurant's food and drink menu on the app. Menus include photographs, descriptions and a box for special instructions. The order goes straight to the kitchen and comes out when it's ready. The app also lets you split the check or close it alone. And like Lyft and Uber apps, our app alerts you of open checks so you can close them out wherever you are, instead of having to race back to pay or pick up your card.


Obron Restaurant Waiter Assistant
TGI's Friday Restaurant
Main Menu
Drinks
Salad
Main course
Desserts
Soups
Home
My Order
History
Me


Airtel
5:48 pm
90%
Obron Restaurant Waiter Assistant
Main course
Filet mignon
Hibachi steak
Hibachi chateaubriand
Hibachi lemon chicken
Colossal shrimp
Hibachi shrimp
Home
History
Me


Airtel
5:48 pm
90%
Obron Restaurant Waiter Assistant
Current Bill
$ 40.00
Gratuity
$ 2.00
Tip
Total
$ 65.60
Pay Later
Split Bill
Pay Now

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Easy Onboarding for Restaurant Owners


Open

Chat

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To sign up for **Restaurant Waiter**, restaurants pay a one time set-up fee that includes location devices (to detect where app users are seated) a to our proprietary and dedicated Admin Web Panel. The web panel lets restaurants manage updates to their menus, restaurant hours and profile. Businesses are automatically charged a service fee of 3% - 5% (depending on restaurant type) per transaction of the total bill. The app also gives restaurant owners the power to advertise.

Restaurant Waiter also provides customer survey services to restaurants for a small cost.

Advertising — A Mutual Opportunity

Restaurant Waiter lets owners advertise their daily and weekly specials. Through the app, guests receive notifications on time-sensitive menus and learn of available discounts. Business owners can also share ad revenue with us by allowing third party advertising on their page.


12:41 PM
Obron Restaurant Waiter Assistant
Citrus City Grille Restaurant
Main Menu
Drinks
Dinner - appetizers
Enjoy delicious food at lower prices. Discounted specials at Happy hours from 12:00 to 14:00.
OK
Main courses
Home
My Order
History
Me


6:51 PM
Obron Restaurant Waiter Assistant
Citrus City Grille Restaurant
Main Menu
Drinks
Dinner - appetizers
Happy hours ends in 12 minutes.
OK
Main courses
Home
My Order
History
Me


Obron Restaurant Waiter Assistant
Honey chilly patato
Yummy & Delicious
$ 10.0
Quantity
Extras
Size
1
Full
Add to Order
View Order


YOUR AD
HERE

According to Social Media Today, "Mobile is expected to account for 58% of all internet advertising in 2018." And since users are 18 times more likely to use apps than mobile websites, **Restaurant Waiter** makes use of both means of business.

Additional Benefits

Benefits to Businesses

- No monthly fees.
- No unsightly and costly tablets per table.
- No maintenance or IT costs.
- Substantial savings on labor and operating costs.
- Full control on profile, menus and advertising content.
- Dynamic menu display for food, drinks, extras and add-ons.
- Produces third-party ad revenue for restaurant owners.
- Works wirelessly with all existing POS systems.
- Collects customer demographics and buying behavior data.
- Cost-saving paperless transactions.
- Works at any service industry establishment: restaurants, coffee shops, drive-thru's, bars, casinos and hotels.
- Activates Happy Hour menu at designated times and automatically returns to regular menu after happy hours.
- Allows servers to focus more on checking in on guests, supplying refills, clearing empty plates from tables, etc.
- Assures up-sells or add-ons are offered.
- No costly order mix-ups.

Benefits to Diners

- Get in and out when you want: place your order and close your check at your convenience.
- No need to yell at drive-thru kiosks to take your order.
- One app instead of 10 for 10 different restaurants.
- Free and available on Google Play and Google Apps.
- Eliminates order mistakes.
- Pay securely from your personal smart phone instead of a publicly shared table tablet.
- Receive texts when orders are ready.
- Get notified of Happy Hour menus and time-sensitive discounts.
- Find restaurants and menus in your vicinity.
- Comes with tip and gratuity scale-slider calculator.
- Includes bill split calculator to divide the check equally or not.
- Save your order history.
- Connects you to other diners with message boards, chat rooms and emails.

"It's like if you're a restaurant and you're serving hamburgers and there's like an hour and a half wait for hamburgers, do you really want to encourage more people to order more hamburgers?" - Elan Musk

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Mobile Apps are Revolutionizing the Restaurant Industry

Half of Smart Phone Users Dine Out Each Day

There is no shortage of restaurants and bars. Last year, New York Magazine reported that people spent more on eating out ($54.857 billion) than on groceries ($52.503 billion). And according to the National Restaurant Association, "The restaurant industry is expecting sales of about $799 billion in 2017 as consumers continue to allocate more money towards eating out." Much of this reported growth is coming from spending on quick-service restaurants which, "are expected to increase 2.5 percent, when adjusted for inflation, to $234 billion." Although there is great growth, minimum wage increases and food costs can seem to stymie this growth. Thankfully, our business taps into another still-growing market: mobile devices.


Number of smartphone users in the U.S. from 2010 to 2018 (in millions)
Number of smartphone users in millions
250
200
150
100
50
0
62.6
92.8
122
144.5
163.9
182.6
196.7
209.7
220
2010
2011
2012
2013
2014*
2015*
2016*
2017*
2018*
Source:
eMarketer
© Statista 2015
Additional Information
United States; eMarketer; Smartphone users
statista

The IDC (International Data Corporation) estimates that smart phone users will reach 210 million in the US, and 1.5 billion globally. **Of those, about 55 percent are expected to dine out in restaurants each day.** By making use of their availability, restaurants can use our app to cut costs on labor without the need to purchase tabletop devices or a new POS system.

Apps Increase Sales

Mobile technology has proven to be a source of growth for companies. Domino's Pizza was an early adopter of online ordering; now 40% of its sales are done through its mobile app and its stock rose 400% in five years. In the first quarter of 2016, Starbucks mobile order app accounted for 21% of its sales and at Taco Bell, orders were 21% higher through mobile devices than in stores. These figures are growing and so is the opportunity.

According to ARC Research, 45 of the top 100 restaurant brands don't have a native app... yet. As restaurants discover that consumers buy more when they use an app, **Restaurant Waiter** will be positioned to be their at-the-ready solution.

Mobile Advertising Investments Keep Growing



MOBILE ADVERTISING
Media brands devoted 51% of their digital advertising spending to mobile
ADS
Google
ADS
About 59.5% of Google's net global ad revenues came from mobile Internet ads in 2016
Facebook mobile ads now make up 79% of its business
41%
of marketers note attribution transparency is the biggest challenge for mobile advertising
PREDICTIONS FOR MOBILE ADVERTISING
Desktop advertising expenditure is projected to total $91.5 billion in 2018
It will account for 42% of all internet advertising. Mobile advertising will account for 58%
*Social Media Today, 2017

As businesses continue to increase spending on mobile advertising, Restaurant Waiter's mobile capabilities provide restaurants ad space to grow additional income.

Local Search = Big Business



60%
LOCAL MOBILE SEARCHES CONVERT TO BUYING CUSTOMERS WITHIN THE HOUR
*Toast Restaurant Management Blog, 2015

"Over 50% of mobile searches are local or location-based (and growing)." - Toast Restaurant Management Blog

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Take a Seat at Our Table

We've been able to get the ball rolling and create a functioning and expandable beta version of our app that is already being used in restaurants in different countries around the world (U.S., France, United Arab Emirates, Brazil and India). By the end of this summer we plan to do a full roll-out of **Restaurant Waiter**. With your investment we can expand by hiring staff for marketing, branding, advertising and business and software development. Your seat at the table is an important one as a contributor and partner to the future of dining.

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September 2014

image

Idea Inception

Founder began design of Obron Restaurant Waiter

March 2015

Restaurant Waiter Beta Launched

Restaurant Waiter Beta launched on Google and Apple App stores

January 2017

Filed for "Restaurant Waiter" Trademark

We filed for "Restaurant Waiter" trademark with USPTO

July 2017

USPTO approves "Restaurant Waiter" Trademark for Publication

August 2017

Restaurant logo Trademark filing

Restaurant logo Trademark filing with USPTO

August 2017

Campaign Launch

Launch Campaign on Start Engine

September 2017

Launch Restaurant Waiter Android Launch

Launch full version of Restaurant Waiter for Android (ANTICIPATED)

September 2017

Obron Restaurant Waiter iOS Launch

Launch full version of Restaurant Waiter for Android (ANTICIPATED)

December 2017

Restaurant Survey

Add User Experience Survey to App (ANTICIPATED)

2018

Take Order Out and T… versio…

Add Take Order Out and Take Out version (ANTICIPATED)

In the Press

SHOW MORE

Meet the Founder



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Herbert Hanson

Founder and CEO

Herbert is the Founder and CEO of Obron Restaurant Waiter, Inc. (06/2017 to present). He is also the Founder and CEO of Maxiomedia, LLC (09/2012 to present). Both of same address as indicated below. Herbert is an electronic hardware and software executive who has built world-class hardware and software products, teams and innovative technologies on multiple platforms. In his management career, he has led engineering and cross-functional teams both in the US and Europe. Herbert has more than 22 years experience in the industry and holds a Master of Science in Engineering, Bachelor of Science in Engineering - California State University Long Beach, and two other degrees in physics and mathematics. His career span across such companies as Racal Instruments as Application Engineer, Cal-Tron Systems as Sr. Design Engineer/Program Manager, Thales Avionics as Sr. Test Engineer/Program Manager, Parker Aerospace (Division of Parker Hannifin) as Senior Design Engineer, Honeywell International as Principal Engineer, and Raytheon Company as Engineering Manager. His hardware and software applications are used on military and Aerospace applications, and on the International Space Station, commercial airlines and private aircrafts, In-Flight Entertainment Systems (Live TV and Video - "Enjoy the In-Flight Movies") on several commercial airlines such United Airlines, JetBlue, Alitalia, Qantas Airlines, and British Airways, Test development and instrumentation platforms with GUI (Graphic User Interface). Herbert is an avid inventor who has designed, developed and lunched several mobile apps including the current Obron Restaurant Waiter app. Herbert is also Co-Founder and COO of HostOpenHouse.

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Offering Summary

Maximum 107,000 shares of common stock ($107,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Obron Restaurant Waiter, Inc
Corporate Address	15642 Sand Canyon Ave. Unit 54025, Irvine CA 92619
Description of Business	Restaurant and Hospitality app
Type of Security Offered	Class B Non-voting Common Stock (the "Non-voting Common Stock")
Purchase Price of Security Offered	$1.00 per Share
Minimum Investment Amount (per investor)	$250.00

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Perks

$250+ 1 Restaurant Waiter Coffee mug.

$500+ 1 Restaurant Waiter Coffee mug and 1 curvy stylus pen.

$1,000+ Dinner for two with participating restaurant or other restaurant, 1 Restaurant Waiter Coffee mug and 1 curvy stylus pen.

$5,000+ Same as above plus 1 ticket to Food Trade Show, and 1 bottle of 2006 Dom Perignon.

$10,000+ Same as above plus 1 ticket to Food Trade Show and 1 bottle of 2013 Opus One Red Blend.

$25,000+ Same as above plus, 2 bottles of 2006 Dom Perignon, 2 bottles of 2013 Opus One Red Blend.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

In our society, time is important. Food is necessary to our survival. So where we eat and drink is time-essential. To help manage time and make eating entertaining and enjoyable, Obron Waiter has created and launched the Obron Restaurant Waiter. "The First Single Dining App that works in any restaurant and fits all Restaurant Dining Experiences regardless of menu". Simply, Obron Waiter does everything a waiter does. You only need One dining app on your mobile device that works in all restaurants. This app offers Restaurants and customers a portal for the ability to order food and drinks without the need or assistance of a waiter inside any restaurant.

Users will no longer need to download 10 apps for 10 restaurants. Obron Waiter does it all and provides a comprehensive set of value-added to consumer services that is specifically catered to restaurant patrons. It's the future of dining. With rising minimum wage, the app provides substantial savings on labor costs for restaurants. It transfers labor costs into customer's mobile device, thus potentially reducing food prices, a benefit for customers and restaurants, alike.

Users will experience an award-winning interactive, easy to use restaurant waiter app packed with features like a Restaurant vicinity locator, Restaurant menu viewing with Seamless and Dynamic food and drink categories; Fast Food and Drive-Thru mobile order function, Crystal clear food and drinks menu images, Seamless food and drinks add-ons known as extras, Automatic Happy Hour activation at designated times, Food and drinks descriptions, order cart, Orders sent directly to kitchen or bar, secure Payment gateway and Apple pay services, Tip calculator, Bill-split calculator, Order history, Restaurant profile, and Paperless transactions with receipts emailed to customer.

Diners love "Owaiter": It works in any restaurant big or small. Obron Waiter knows where you sit for fast delivery of your orders. You can Leave your tab open and Check out at your convenience, No more waiting for your bill!

RESTAURANT OWNERS AND MANAGERS love "Owaiter" too! The app provides more visibility and traffic to their restaurants, and reduces restaurant labor and operating costs with fewer waiters.

For more information on "The Future of Dining” visit: www.obronWaiter.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.